Exhibit 4.12

Amendment No. 1

to the

General Agreement 2013

between

Fresenius Medical Care AG & Co. KGaA

Else-Kröner-Straẞe 1

D-61352 Bad Homburg

(„FME")

and

Fresenius Netcare GmbH

Else-Kröner-Straẞe 1
D-61352 Bad Homburg
(„NETCARE")

- FME and NETCARE each a "Party" and together the "Parties" -

Amendment No. 1 to the General Agreement 2013	Page 1 of 3

This Amendment No. 1 to the General Agreement 2013 ("Amendment No. 1") is made and entered into on 31.05.2017 by and among Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straẞe 1, 61352 Bad Homburg v. d. H. ("FME") and Fresenius Netcare GmbH, Else-Kröner-Straẞe 1, 61352 Bad Homburg v. d. H. ("NETCARE" and together with FME, the "Parties" and each a "Party").

PREAMBLE

(A)

The Parties entered into a General Agreement effective 1 January 2013 ("General Agreement") to provide for a legal framework under which NETCARE provides IT services to FME and its subsidiaries limited to users located in the FME EMEALA territory. The term of this General Agreement will renew for another period of five years starting 1 January 2018 unless terminated by one of the Parties by giving prior written notice to the other Party on or before 30 June 2017.

(B)

The Parties have identified certain issues which require either an amendment or the termination of the General Agreement and a simultaneous negotiation and conclusion of a new general agreement. The Parties intend to continue the existing contractual relationship under the General Agreement and have agreed to cooperate in good faith in defining and negotiating an amendment of the General Agreement. The alignment activities and negotiations are currently ongoing and are expected not to be concluded until 30 June 2017.

(C)	To relieve negotiations from time pressure resulting from the imminent expiration of FMEs termination right, NETCARE agrees to amend the right of termination set forth in the General Agreement.

Therefore the Parties agree as follows:

1.	AMENDMENT OF SECTION 15 GENERAL AGREEMENT

Section 15.1 of the General Agreement shall be amended and replaced in its entirety by the following provision:

"15.1

The term of this General Agreement shall commence on January 1, 2013 and shall extend to December 31, 2017. Thereafter, the General Agreement shall automatically renew by four consecutive three months periods followed by another period of four years unless one Party terminates the General Agreement by giving six months prior written notice to the end of the then current term. From then on the General Agreement will be extended automatically for successive one year periods unless one of

Amendment No. 1 to the General Agreement 2013	Page 2 of 3

the parties terminates this General Agreement by giving 6 months prior written notice to the expiration of the then current term."

2.	GENERAL PROVISIONS

Apart from the provisions expressly changed by this Amendment No.1, the General Agreement remains unchanged and in full force and effect.

If any provision of this Amendment No. 1 to the General Agreement is held to be invalid or unenforceable, the validity of the remaining provisions shall not be affected. The Parties shall replace the invalid or unenforceable provision by a valid and enforceable provision closest to the intention of the Parties when signing the Amendment No. 1 to the General Agreement.

Bad Homburg,	7. Jul: 2017	Bad Homburg,	29.06.17

Fresenius Medical Care AG & Co. KGaA represented by	Fresenius Netcare GmbH represented by

/s/ Dr.U.Weingarten	/s/ Klaus Kieren
Name: Dr.U.Weingarten	Klaus Kieren
Position: EMEA ITC	Chairman

/s/ S.Trappe	/s/ Jürgen Kunze
Name: S.Trappe	Jürgen Kunze
Position: EVP CSE	Vice Chairman

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